

Mail Stop 4546

June 8, 2017

Robert Qutub
Executive Vice President and Chief Financial Officer
Renaissancere Holdings LTD
Renaissance House, 12 Crow Lane
Pembroke HM 19 Bermuda

> **Re:    Renaissancere Holdings LTD
> Form 10-K for Fiscal Year Ended December 31, 2016
> Filed February 23, 2017
> File No. 001-14428**

Dear Mr. Qutub:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 8. Reserve for Claims and Claims Expenses, page F-39

1. Please provide us an analysis demonstrating why further disaggregation of your net incurred and paid loss and loss expense development tables for your property and your casualty and specialty segments provided herein pursuant to ASC 944-40-50-4A through 50-4I is not required. In this regard, include in your analysis:
   - Why the catastrophe and the other property reinsurance within your property segment are not presented as separate tables;
   - Why separate tables are not necessary within your casualty and specialty segment for each or any of your classes of business (i.e. financial lines, general liability, professional liability and other) included therein.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat, Senior Staff Accountant at (202) 551-3636 or Jacob Luxenburg, Staff Accountant at (202) 551-2339 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance